Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2015 and Increases Quarterly Cash
Distribution by 10%

Monaco, October 29, 2015, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2015.

Highlights

•	Record quarterly results attributable to the Partnership for Revenues(1), Profit(1), EBITDA(1), Adjusted EBITDA(1) and Distributable cash flow(1).
•	Increased quarterly cash distribution by 10% to $0.478 per unit for the third quarter of 2015, equivalent to $1.912 per unit on an annual basis.
•	Acquired three LNG carriers from GasLog Ltd. (“GasLog”) for $483.0 million ($480.0 million net of working capital) with attached multi-year charters to a subsidiary of BG Group plc (“BG Group”).
•	EBITDA(1) of $37.25 million and Adjusted EBITDA(1) of $37.31 million.
•	Distributable cash flow(1) of $21.47 million.
•	Distribution coverage ratio of 1.37x(2).

(1) Revenues, Profit, EBITDA, Adjusted EBITDA and Distributable cash flow are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), please refer to Exhibits II and III at the end of this press release.

(2) Distribution coverage ratio represents the ratio of Distributable cash flow over the Cash distribution declared.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “GasLog Partners’ operating and financial performance this quarter has been strong. We achieved our highest ever quarterly results following the second successful drop-down acquisition since our initial public offering (“IPO”). As a result, we are increasing our cash distribution by 10%. With this increase, we have grown our distribution by a total of 27.5% since our IPO, or a 21% compound annual growth rate. Furthermore, our conservative coverage ratio of 1.37x for the quarter provides us the opportunity to consider future distribution increases without raising new capital.

This performance highlights the strength of GasLog Partners’ business model – long-term, fixed-rate charters with strong counterparties. We take no commodity price risk, and our fleet is 100% contracted through May 2018, when we expect significantly increased demand for LNG shipping. With the recently announced $1.3 billion credit facility at GasLog, our parent company does not require additional financing for its newbuilding program of 8 vessels, 7 of which have long-term charters and are eligible for drop-down into GasLog Partners. In total, we have a drop-down pipeline of 12 vessels, each with attractive contracts for future acquisition by the Partnership.

Despite energy market volatility, we are pleased with the strong performance of GasLog Partners for the quarter and continued stability of cash flow that supports our cash distribution.”

Cash Distribution

On October 28, 2015, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.478 per unit for the quarter ended September 30, 2015. The cash distribution is payable on November 12, 2015, to all unitholders of record as of November 9, 2015.

Acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and Completion of Equity Offering

On July 1, 2015, GasLog Partners acquired three LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally from GasLog for $483.0 million, including $3.0 million of positive net working capital. To partially fund the acquisition, GasLog Partners completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to GasLog. The public offering price was $23.90 per common unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $175.52 million. The proceeds were used to partially finance the acquisition, with the balance financed through the assumption of the outstanding indebtedness secured by the acquired vessels.

GasLog originally acquired the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally from Methane Services Limited (“MSL”), a subsidiary of BG Group, on June 4, 2014, June 11, 2014 and June 25, 2014, respectively.

Results Attributable to the Partnership

The results and summary financial data presented below exclude amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) for the period prior to their transfer to the Partnership on September 29, 2014

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and the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control, (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership on September 29, 2014 and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership on July 1, 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers. The results and summary financial data presented below are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess the financial and operating performance of the Partnership excluding the effect of the common control accounting treatment. For a reconciliation with our unaudited condensed combined and consolidated financial statements, please refer to Exhibits II and III at the end of this press release.

	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2014	June 30, 2015
Revenues	21,335	32,943	51,453	141%	56%
Profit	9,575	12,614	19,230	101%	52%
Adjusted Profit	8,410	12,672	19,293	129%	52%
EBITDA	15,895	23,531	37,247	134%	58%
Adjusted EBITDA	15,829	23,588	37,310	136%	58%
Distributable cash flow	9,426	14,111	21,466	128%	52%
Cash distributions declared	9,239	14,046	15,712	70%	12%

The increased results are attributable to the additional operating days in the Partnership’s fleet deriving from the acquisitions of the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014 and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015.

Fleet

Our fleet currently consists of eight LNG carriers, including three vessels with modern tri-fuel diesel electric propulsion technology and five Steam vessels that operate under long-term charters with MSL.

GasLog has a pipeline of 12 vessels which are eligible for future drop-down into GasLog Partners. This visible pipeline of assets provides multiple years of future potential distribution growth at the Partnership.

We believe that such options and acquisition rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other third parties.

Liquidity and Financing

As of September 30, 2015, we had $78.20 million of cash and cash equivalents, of which $7.01 million was held in time deposits with original duration of less than three months.

As of September 30, 2015, we had an aggregate of $778.63 million of indebtedness outstanding under our credit facilities, including $30.0 million outstanding under the Partnership’s revolving credit facility with GasLog. An amount of $338.0 million of outstanding debt is repayable within one year. Current debt includes $315.50 million from the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., assumed on their acquisition. We are currently in active discussions with a number of banks for its refinancing. We expect this to be completed in the coming months.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a material proportion of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

LNG Market Update and Outlook

There have been a number of positive developments within the LNG sector despite weaker market conditions. The Santos-backed Gladstone facility shipped its first gas cargo earlier this month with Korean Gas taking the first commissioning cargo. BG’s Curtis Train 2 also started up during the period following the successful launch of its first train at the end of 2014, where GasLog took the first cargo. The Australia Pacific project, backed by Origin, ConocoPhillips and Sinopec, is also expected to come online by the end of 2015. Chevron indicated first LNG from its Gorgon project may be delayed to early 2016 due to non-market related issues.

In the US, those projects that have taken final investment decision (“FID”) continue to make positive progress with Sabine Pass, the first US LNG export project, expected to start up by the end of 2015. After the quarter end, there was also news of the new $11 billion “G2” project in Louisiana, which is intending to file for Federal Energy Regulatory Commission (“FERC”) approval, having already received Department of Environment (“DOE”) approval to export gas to countries with free-trade agreements with the US. The project will have a nameplate capacity of 14 million tonnes per annum.

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We expect LNG liquefaction projects that are under construction, have firm offtake agreements and committed financing to come online in a lower oil and gas price environment. Projects that have reached FID stage, but are yet to start production, represent over 100 million tonnes per annum of new LNG capacity.

Henry Hub is currently trading below $3 per million British Thermal Units (“mmbtu”), making US natural gas an attractively-priced fuel source for countries and companies looking to diversify away from dirtier fossil fuels such as oil and coal, often to comply with newly introduced carbon emission targets. With the price of LNG declining over the last year, particularly in Asia, we are seeing new demand centers emerging and growing requirements from existing importing nations looking to take advantage of cheaper gas, such as India. The number of importing countries is expected to rise rapidly as the next wave of LNG supply starts to gather momentum.

We remain confident for the long-term supply and demand outlook for LNG and LNG shipping.

Conference Call

GasLog Partners will host a conference call to discuss its results for the third quarter of 2015 at 8:30 a.m. EDT (12:30 p.m. London Time) on Thursday, October 29, 2015. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:
+1 866 427 2608 (USA)
+44 (0) 20 3107 0289 (United Kingdom)
+33 (0) 1 70 80 71 53 (France)
Passcode: 44965505

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at:
http://www.gaslogmlp.com/investor-relations

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (6:00 p.m. London Time) on Thursday, October 29, 2015 until 11:59 p.m. EDT (4:59 a.m. London Time) on Thursday, November 5, 2015.

The replay dial-in numbers are as follows:
+1 855 859 2056 (USA)
+44 (0) 20 3107 0235 (United Kingdom)
+33 (0)1 70 80 71 79 (France)
Replay passcode: 44965505

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

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Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015 and in the Prospectus Supplement filed with the SEC on June 22, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:
Simon Crowe
Chief Financial Officer
Phone: +44-203-388-3108

Jamie Buckland
Head of Investor Relations
Phone: +44-203-388-3116
Email: ir@gaslogltd.com

Samaan Aziz
Investor Relations Manager
Phone: +1 212 223 0643
Email: ir@gaslogltd.com

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EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed combined and consolidated statements of financial position
As of December 31, 2014 and September 30, 2015
(All amounts expressed in U.S. Dollars)

	December 31, 2014	September 30, 2015
Assets
Non-current assets
Other non-current assets	2,063,026	2,088,174
Vessels	1,311,857,369	1,285,826,918
Total non-current assets	1,313,920,395	1,287,915,092
Current assets
Trade and other receivables	1,404,423	9,582,141
Due from related parties	925,398	1,539,265
Inventories	1,822,818	1,670,263
Prepayments and other current assets	1,148,951	1,080,047
Short-term investments	21,700,000	—
Cash and cash equivalents	47,241,742	78,202,672
Total current assets	74,243,332	92,074,388
Total assets	1,388,163,727	1,379,989,480
Partners’ equity and liabilities
Partners’ equity
Owners’ capital	146,163,067	—
Common unitholders (14,322,358 units issued and outstanding as of December 31, 2014 and 21,822,358 units issued and outstanding as of September 30, 2015)	324,967,226	505,059,460
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2014 and September 30, 2015)	77,087,950	58,705,445
General partner (492,750 units issued and outstanding as of December 31, 2014 and 645,811 units issued and outstanding as of September 30, 2015)	6,085,438	8,748,725
Incentive distribution rights	—	1,049,739
Total partners’ equity	554,303,681	573,563,369
Current liabilities
Trade accounts payable	3,300,909	3,078,633
Due to related parties	10,333,093	1,099,942
Other payables and accruals	23,635,954	30,753,494
Borrowings – current portion	20,999,800	335,395,748
Total current liabilities	58,269,756	370,327,817
Non-current liabilities
Borrowings – non-current portion	775,537,142	435,953,330
Other non-current liabilities	53,148	144,964
Total non-current liabilities	775,590,290	436,098,294
Total partners’ equity and liabilities	1,388,163,727	1,379,989,480
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Unaudited condensed combined and consolidated statements of profit or loss
For the three and nine months ended September 30, 2014 and September 30, 2015
(All amounts expressed in U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
Revenues	51,121,634	51,452,562	106,720,681	147,735,540
Vessel operating costs	(10,649,286)	(10,791,334)	(21,593,584)	(34,279,878)
Depreciation	(11,175,757)	(11,098,875)	(22,547,311)	(33,097,312)
General and administrative expenses	(2,335,343)	(3,414,873)	(4,300,432)	(8,321,836)
Profit from operations	26,961,248	26,147,480	58,279,354	72,036,514
Financial costs	(7,083,677)	(6,922,543)	(19,455,166)	(20,315,817)
Financial income	14,757	4,818	25,502	23,998
Gain/(loss) on interest rate swaps	342,816	—	(3,273,022)	—
Total other expenses, net	(6,726,104)	(6,917,725)	(22,702,686)	(20,291,819)
Profit for the period	20,235,144	19,229,755	35,576,668	51,744,695
Less:
Profit attributable to GasLog’s operations	(10,660,084)	—	(22,178,644)	(7,003,443)
Profit attributable to Partnership’s operations	9,575,060	19,229,755	13,398,024	44,741,252
Partnership’s profit attributable to:
Common units	5,566,215	12,250,657	7,590,014	30,394,017
Subordinated units	3,817,343	5,514,085	5,540,049	12,371,992
General partner units	191,502	384,595	267,961	894,825
Incentive distribution rights	—	1,080,418	—	1,080,418

Earnings per unit for the period, basic and diluted:
Common unit	0.56	0.56	0.77	1.79
Subordinated unit	0.39	0.56	0.56	1.26
General partner unit	0.48	0.60	0.67	1.64
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Unaudited condensed combined and consolidated statements of cash flows
For the nine months ended September 30, 2014 and September 30, 2015
(All amounts expressed in U.S. Dollars)

	For the nine months ended
	September 30, 2014	September 30, 2015
Cash flows from operating activities:
Profit for the period	35,576,668	51,744,695
Adjustments for:
Depreciation	22,547,311	33,097,312
Financial costs	19,455,166	20,315,817
Financial income	(25,502)	(23,998)
Unrealized gain on interest rate swaps held for trading	(1,029,988)	—
Recycled loss of cash flow hedges reclassified to profit or loss	2,320,723	—
Recognition of share-based compensation	—	136,298
	78,844,378	105,270,124
Movements in working capital	16,976,990	(6,150,540)
Cash provided by operations	95,821,368	99,119,584
Interest paid	(10,647,865)	(16,288,804)
Net cash provided by operating activities	85,173,503	82,830,780
Cash flows from investing activities:
Payments for vessels	(787,591,288)	(5,314,747)
Financial income received	20,458	28,878
Purchase of short-term investments	(20,694,481)	(4,000,000)
Maturity of short-term investments	4,502,327	25,700,000
Net cash (used in)/provided by investing activities	(803,762,984)	16,414,131
Cash flows from financing activities:
Borrowings drawdowns	542,500,000	—
Borrowings repayments	(98,232,618)	(26,875,000)
Payment of loan issuance costs	(6,410,294)	(916,454)
Proceeds from public offering and issuance of general partner units, net of underwriters’ discount	322,797,097	176,533,158
Cash distribution to GasLog in exchange for contribution of net assets	(183,897,158)	(172,626,653)
Payment of offering costs	(35,186)	(1,068,297)
Distributions paid	(4,130,202)	(35,480,735)
Dividend due to GasLog before vessels’ drop-down	(9,800,000)	(7,850,000)
Decrease of amounts due to shareholders	(13,728,649)	—
Capital contributions received	232,560,000	—
Net cash provided by/(used in) financing activities	781,622,990	(68,283,981)
Increase in cash and cash equivalents	63,033,509	30,960,930
Cash and cash equivalents, beginning of the period	14,403,785	47,241,742
Cash and cash equivalents, end of the period	77,437,294	78,202,672
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EXHIBIT II

Non-GAAP Financial Measures:

Comparison of Financial Statements and Results Attributable to the Partnership:

Our results and summary financial data presented below are derived from the unaudited condensed combined and consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation in our financial statements assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of the two vessels from GasLog to the Partnership in September 2014 and the transfer of an additional three vessels from GasLog to the Partnership in July 2015 was each accounted for as a reorganization of entities under common control. The unaudited condensed combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog.

The results attributable to the Partnership presented below exclude amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014 and the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control, (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014 and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

The results attributable to the Partnership are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess the financial and operating performance of the Partnership since our IPO. The results attributable to the Partnership should not be considered as an alternative to the measures of financial performance presented in accordance with IFRS.

	For the three months ended September 30, 2014
(All amounts expressed in U.S. dollars)	Attributable to GasLog’s operations	Attributable to the Partnership	Total
Revenues	29,786,179	21,335,455	51,121,634
Vessel operating costs	(7,003,340)	(3,645,946)	(10,649,286)
Depreciation	(7,092,747)	(4,083,010)	(11,175,757)
General and administrative expenses	(540,440)	(1,794,903)	(2,335,343)
Profit from operations	15,149,652	11,811,596	26,961,248
Financial costs	(4,495,760)	(2,587,917)	(7,083,677)
Financial income	6,192	8,565	14,757
Gain on interest rate swaps	—	342,816	342,816
Total other expenses, net	(4,489,568)	(2,236,536)	(6,726,104)
Profit for the period	10,660,084	9,575,060	20,235,144

	For the three months ended June 30, 2015
(All amounts expressed in U.S. dollars)	Attributable to GasLog’s operations	Attributable to the Partnership	Total
Revenues	15,105,935	32,942,771	48,048,706
Vessel operating costs	(4,734,232)	(7,098,887)	(11,833,119)
Depreciation	(4,037,656)	(6,895,122)	(10,932,778)
General and administrative expenses	(366,873)	(2,312,982)	(2,679,855)
Profit from operations	5,967,174	16,635,780	22,602,954
Financial costs	(2,752,000)	(4,030,068)	(6,782,068)
Financial income	—	8,355	8,355
Total other expenses, net	(2,752,000)	(4,021,713)	(6,773,713)
Profit for the period	3,215,174	12,614,067	15,829,241
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Amounts reflected in the Partnership’s unaudited condensed combined and consolidated financial statements for the three months ended September 30, 2015 are fully attributable to the Partnership:

	For the three months ended September 30, 2015
(All amounts expressed in U.S. dollars)	Attributable to GasLog’s operations	Attributable to the Partnership	Total
Revenues	—	51,452,562	51,452,562
Vessel operating costs	—	(10,791,334)	(10,791,334)
Depreciation	—	(11,098,875)	(11,098,875)
General and administrative expenses	—	(3,414,873)	(3,414,873)
Profit from operations	—	26,147,480	26,147,480
Financial costs	—	(6,922,543)	(6,922,543)
Financial income	—	4,818	4,818
Total other expenses, net		(6,917,725)	(6,917,725)
Profit for the period	—	19,229,755	19,229,755
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EXHIBIT III

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before non-cash gain/loss on interest rate swaps that includes (if any) (a) unrealized gain/loss on interest rate swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss and (d) ineffective portion of cash flow hedges, foreign exchange gains/losses and write-off of unamortized loan fees, if any. EBITDA, Adjusted EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gains/losses on interest rate swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps, foreign exchange gains/losses and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently than we do, limiting its usefulness as a comparative measure.

Certain numerical figures included in this press release have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:
(Amounts expressed in U.S. Dollars)

	For the three months ended
	Attributable to the Partnership
	September 30, 2014 (1)	June 30, 2015 (1)	September 30, 2015 (2)
Profit for the period	9,575,060	12,614,067	19,229,755
Depreciation	4,083,010	6,895,122	11,098,875
Financial costs	2,587,917	4,030,068	6,922,543
Financial income	(8,565)	(8,355)	(4,818)
Gain on interest rate swaps	(342,816)	—	—
EBITDA	15,894,606	23,530,902	37,246,355
Foreign exchange (gains)/losses, net	(65,679)	57,587	63,290
Adjusted EBITDA	15,828,927	23,588,489	37,309,645

Reconciliation of Adjusted Profit to Profit
(Amounts expressed in U.S. Dollars)

	For the three months ended
	Attributable to the Partnership
	September 30, 2014 (1)	June 30, 2015 (1)	September 30, 2015 (2)
Profit for the period	9,575,060	12,614,067	19,229,755
Foreign exchange (gains)/losses, net	(65,679)	57,587	63,290
Non-cash gain on interest rate swaps	(1,099,577)	—	—
Adjusted Profit	8,409,804	12,671,654	19,293,045

(1) Excludes amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014 and the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control, (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014 and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

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(2) Amounts reflected in the Partnership’s unaudited condensed combined and consolidated financial statements for the three months ended September 30, 2015 are fully attributable to the Partnership.

Distributable Cash Flow

Distributable cash flow with respect to any quarter means Adjusted EBITDA, as defined above, after considering cash interest expense for the period, including realized loss on interest rate swaps (if any) and excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	September 30, 2014 (1)	June 30, 2015(1)	September 30, 2015 (2)
Partnership’s profit for the period	9,575,060	12,614,067	19,229,755
Depreciation	4,083,010	6,895,122	11,098,875
Financial costs	2,587,917	4,030,068	6,922,543
Financial income	(8,565)	(8,355)	(4,818)
Gain on interest rate swaps	(342,816)	—	—
EBITDA	15,894,606	23,530,902	37,246,355
Foreign exchange (gains)/losses, net	(65,679)	57,587	63,290
Adjusted EBITDA	15,828,927	23,588,489	37,309,645
Cash interest expense excluding amortization of loan fees	(2,982,447)	(3,637,833)	(6,159,395)
Drydocking capital reserve	(727,016)	(1,499,068)	(2,669,872)
Replacement capital reserve	(2,693,884)	(4,340,466)	(7,014,530)
Distributable cash flow	9,425,580	14,111,122	21,465,848
Other reserves (3)	(186,531)	(64,838)	(5,754,183)
Cash distribution declared	9,239,049	14,046,284	15,711,665

(1) Excludes amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014 and the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control, (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014 and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2) Amounts reflected in the Partnership’s unaudited condensed combined and consolidated financial statements for the three months ended September 30, 2015 are fully attributable to the Partnership.

(3) Refers to reserves (other than the drydocking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

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